EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated:

	Year Ended December 31,
	2016	2015	2014	2013	2012
Ratio of Earnings to Fixed Charges	2.68	2.01	4.28	18.29	59.59

For purposes of calculating the above ratios, (i) earnings represent “income (loss) before taxes,” excluding equity in earnings of unconsolidated subsidiaries, from our consolidated statements of operations, as adjusted for fixed charges and distributions from unconsolidated subsidiaries and (ii) fixed charges represent “interest expense” from our consolidated statements of operations. The above ratios are based solely on historical financial information.